NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 12, 2020, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 01, 2020 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between Pfenex Inc. and Pelican Acquisition Sub, Inc., a wholly-owned subsidiary of Ligand Pharmaceuticals Incorporated, which became effective on October 1, 2020, each outstanding share of Common Stock, of Pfenex Inc. was converted into $12.00 per Share, in cash, plus one non-transferable contractual contingent value right per Share (each, a CVR), which CVR represents the right to receive a contingent payment of $2.00 in cash, without interest, if the Milestone (as defined in the Offer Materials) is achieved, in each case, subject to any applicable withholding taxes. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 01, 2020.